January 8, 2010

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  MedLink International, Inc. request for an extension on comments for File No. 001-31771

Dear Mr. Wilson,

We are in receipt of your comment letter dated October 15, 2009 regarding Form 10-K/A for the Fiscal year Ended December 31, 2008 and Form 10-Q for the Quarterly periods ended March 31, 2009 and June 30, 2009 (File No. 001-31771).

We are almost complete with our response and amended filings and expect to file on or before January 15th.  I do have a question on one of the comments, and there is a difference in opinion on how to address the comment and I respectfully request some guidance from the Commission, if possible.

If you or Tammy could please call me at (631) 342-8800 x8802 at your convenience it would be appreciated.  I thank you in advance for your time and look forward to hearing from you.

Regards,

/s/ James Rose
James Rose
Chief Financial Officer

1 Roebling Court, Ronkonkoma, NY 11779
Tel: (631) 342-8800  | Fax: (631) 342-8819  |  www.medlinkus.com